VIA EDGAR
November 24, 2008
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-7010

Re:	Baker Hughes Incorporated
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 21, 2008
Schedule 14A Filed March 5, 2008
Response Letter Dated October 17, 2008
File No. 001-09397
Dear Mr. Schwall:
          We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated November 7, 2008, which was received by Baker Hughes Incorporated (the “Company”, “we”, “us” or “our”) regarding the filings listed above. Our response repeats the caption and comments contained in the Staff’s November 7, 2008 letter in italics for your reference.
Form 10K for Fiscal Year Ended December 31, 2007
General
1.	We note your response in your letter of October 17, 2008, to comment number one of our letter of August 26, 2008. Please advise us of the dollar amount of revenues derived from sales in 2007 to Syria by the company, directly or through its subsidiaries, joint ventures, distributors or other indirect arrangements. Also, please advise us with more specificity of the nature of the goods, software and technology exported or re-exported to Syria.

Mr. H. Roger Schwall
November 24, 2008

          Foreign subsidiaries of the Company had revenues of approximately $5.1 million in 2007 and $3.6 million in the first three quarters of 2008 from sales of non-U.S. goods and associated services to Syria which represented less than 0.1% of the Company’s total revenues during these periods.  These goods were supplied from our foreign manufacturing facilities and were used for the exploration or production of oil.
2.	With respect to Iran, please advise us whether or not you anticipate that sales to Iran will grow in the future to more than the dollar amount disclosed in your October 17, 2008 letter, either directly or through your subsidiaries, joint ventures, distributors or other indirect arrangements. Also, please advise us of the nature of the parts that have been provided to Iran under the contract and describe the products, services and technologies that have been provided by the company’s foreign subsidiaries to Iran.
          In 2005, the Company initiated a process by which its independent, foreign subsidiaries would be prohibited from any business activity that directly or indirectly involved or facilitated transactions in Iran, in Sudan or with their governments, including government-controlled companies outside of these countries.  By 2006, this process was being implemented. This process was substantially completed in 2006. Since implementation began, no new business has been accepted in Iran.  Previously, the Company had operations in Iran involving oilfield services.
          During the first three quarters of 2008, the Company had no sales reported for Iran and anticipates no sales to Iran during the last quarter of 2008.  However, the foreign subsidiaries of the Company are obligated to independently satisfy certain limited warranty requirements under past contracts for which no revenue is generated. In 2008, this consisted of parts installed in connection with safety valves for oil and gas equipment.
3.	Please advise as to whether or not in 2007 you, either directly or through subsidiaries, joint ventures, distributors or other indirect arrangements, had any operations in Sudan.
          In 2007, the Company neither directly nor through subsidiaries, joint ventures, distributors or other indirect arrangements had any operations in Sudan.
4.	Please advise us of the approximate book value of the company’s assets in Iran, Sudan and Syria at December 31, 2007, or as of a recent date, held either directly or through subsidiaries or joint ventures.
          The Company has no amount recorded on its financial statements for assets in Sudan as of December 31, 2007 or as of September 30, 2008. The approximate book value of the Company’s assets in Iran is $500,000 and in Syria is $600,000 as of December 31, 2007 and as of September 30, 2008, which together represent less than 0.1% of the Company’s total assets for those dates. Substantially all of the Company’s assets in Iran relate to accounts receivable in connection with past operations.

Mr. H. Roger Schwall
November 24, 2008

5.	Please discuss the materiality of any operations and other contacts described in response to the foregoing comments, and whether they would constitute a material investment risk for your security holders. You should address materiality in both quantitative terms and also in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. That would include the potential impact of corporate activities upon a company’s reputation and its share value. In this regard, we note that various American state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment directed toward companies that have business contacts with countries identified as state sponsors of terrorism.
          As indicated above, in 2007 the Company’s revenues from sales of non-U.S. goods and associated services to Syria represent less than 0.1% of the Company’s total revenues and the Company had no revenues associated with Iran or Sudan.  Accordingly, the revenues and earnings from these operations, individually or in the aggregate, are not a significant element of income or loss for the Company, and therefore, these activities are not material to the Company.
          The Company acknowledges that it is required to disclose information that a reasonable investor would think is material in light of the circumstances under which the disclosures are made (including the total mix of information).  With recognition of both quantitative and qualitative factors, the Company does not believe that the current absence of, or any current minimal activity by, its foreign subsidiaries or foreign manufacturing locations with any country designated as a state sponsor of terrorism constitutes a material investment risk for its security holders or will have a material impact on the Company’s reputation or share value.
          As mentioned, the Company voluntarily initiated a process in 2005 to require its independent, foreign subsidiaries to prohibit any business activity that directly or indirectly involves or facilitates transactions in Iran, in Sudan or with their governments, including government-controlled companies outside of these countries, and, as a result of this process, the Company has virtually no business operations or contacts with these countries.  The Company believes that its disclosed position with respect to its business operations in Iran and Sudan will continue to be respected and endorsed by various American state and municipal governments, universities, and other investors that have proposed or adopted divestment or other initiatives regarding investment in companies that do business with these countries and governments. In addition, the Company’s sales of goods and associated services in Syria are done in compliance with U.S. export laws and the revenues associated with Syria are immaterial to the Company.
          Despite extensive disclosure of foreign operations worldwide, the Company has never received a shareholder proposal for inclusion in its proxy statement regarding business operations in foreign countries that are identified as state sponsors of terrorism or subject to economic sanctions, and, to its knowledge, the Company has had very few inquiries from investors for such information.

Mr. H. Roger Schwall
November 24, 2008

Risk Factors, page 16
6.	We note your response to prior comment number two. Please provide us with a written confirmation that, to the extent operations in a country represent a material risk, you will specifically identify the country and describe the risks relating to your operations in that country.
          To the extent that we believe that operations in a country represent a risk that is material to the overall operations of the Company, either on a quantitative or qualitative basis, we will specifically identify the country and describe the risks related to our operations in that country that are material to overall operations of the Company.  However, we would also note that the Company does operate in over 90 countries.  While there may be significant risks that impact operations in an individual country, the risk to the Company’s operations viewed on an enterprise level may not be material to the Company or its investors.  The notes to our financial statements included in the Form 10-K include the top countries based on revenues to identify those countries that are material to our operations. In drafting the risk factors and identifying specific countries within those risk factors, we will continue to identify risks that are material to the reasonable investor in light of the circumstances under which the disclosures are made (including the total mix of information).
Item 8 – Financial Statements and Supplementary Data
Note 1 Summary of Significant Accounting Policies – Reclassifications, page 58
7.	We note in your response to our prior comment number three that marketing, general and administrative expenses “exclude selling expenses and include only limited types of indirect marketing expenses such as all advertising and marketing efforts, business development and the personal costs related to these functions.” Please expand your summary of significant accounting policies to disclose the types of activities and expenses included in marketing, general and administrative expenses. In response to this comment, please provide us with a sample of your proposed expanded disclosure.
          Below is a sample of the proposed expanded disclosure for our “Note 1. Summary of Significant Accounting Policies” that we will include in future filings when required.
          Cost of Sales and Cost of Services and Rentals
          Cost of sales and cost of services and rentals include material, labor, selling and field service costs, and overhead costs associated with the manufacture and distribution of our products for sale or rental. Distribution costs include freight costs, purchasing and receiving costs, warehousing costs and other costs of our distribution network.

Mr. H. Roger Schwall
November 24, 2008

          Marketing, General and Administrative
          Marketing, general and administrative expenses include all advertising and marketing efforts, business development costs, and other general and administrative costs not directly associated with the manufacture and distribution of our products for sale or rental and the employee related costs associated with these functions.
8.	From your response to our prior comment number three it appears that selling expenses and certain types of direct marketing expenses are included in the cost of sales and the cost of services and rentals. Please note that Rules 5-03(b)2 and 5-03(b)4 of Regulation S-X contemplate “costs and expenses applicable to sales and revenues” as a separate and distinct category of expenses from “selling, general and administrative expenses.” In your response to this comment, please elaborate on the nature of the reclassified selling and customer support related activities and tell us your basis for reporting them as a component of cost of sales, services and rentals.
          The Company believes that it has complied with the applicable provisions of Regulation S-X since we do separately present cost of sales and services from marketing, general and administrative expenses. Further, we note that regulation S-X and Generally Accepted Accounting Principles do not provide guidance on the nature of the costs that should be presented in cost of sales and services and selling, general and administrative expenses. As noted in our response letter to the SEC dated October 17, 2008, the reclassification is based on the significant direct customer support activities conducted by our selling and field service employees which are closely related to operating activities. The direct customer support and field service responsibilities may include product delivery, installation and execution, technical support as well as the ultimate sale or rental of our products. The majority of our customer support and field service personnel perform some or all of these activities. Accordingly, we believe that the inclusion of these costs as part of cost of sales or cost of services and rentals is appropriate and in compliance with Rules 5-03(b)2 and 5-03(b)4 of Regulation S-X .
          Specific examples of costs reclassified to costs of sales and costs of services and rentals include the following:
a.	Sales and customer service personnel – Responsibilities may include selling of the product and supervising the application of the product. They also provide customer support including periodic tests to insure the treatment is going as planned or the tool is performing as required. They also determine whether or not deliveries need to be made to the field.

b.	District managers – Main duties include managing the operations of a district, country or area. Responsibilities may include employee management and development, product and service sales, inventory management, maintenance, operations, service, as well as the personnel involved in distribution or delivery and installation of our products, including drivers, warehouse personnel, etc.

c.	Application and technical field service engineers – Responsibilities may include technical support to the product line(s) managers, technical selling support, key

Mr. H. Roger Schwall
November 24, 2008

field product applications support, well prognosis, and/or completion product performance support. They also identify new product opportunities and development strategies and interface with product line management and district management.
9.	In regards to our prior comment number three, please tell us whether the reclassification is the result of a change in the nature of your business (and the goods and services rendered) or a change in how you define cost of sales and cost of services and rentals.
          The decision to reclassify these expenses was not the result of a change in the nature of our business. The reclassification is based on a change in how we present cost of sales and cost of services and rentals and marketing, general and administrative expenses. As noted in our response letter to the SEC dated October 17, 2008, the Company made this change due to an internal review to improve reporting as well as a review of our competitors’ classifications for comparability. For example, three of our five main competitors provide similar classifications. The Company believes that we moved from one acceptable presentation choice to another acceptable presentation choice for reporting marketing, general and administrative expenses as well as cost of sales and cost of services and rentals.
Schedule 14A Filed March 5, 2008
Annual Incentive Plan, page 18
10.	We note your response to prior comment 8 and reissue the comment. Please disclose the omitted targets or provide us with a competitive harm analysis with respect of each of the targets you are omitting.

(Prior Comment 8. We note that the named executive officers were awarded an annual bonus for their performance in 2007. In future filings, please explain in more detail the reasons for awarding bonuses to the named officers. In this regard, we note that the award of the bonuses was triggered by the performance of two financial metrics, BVA and EPS. It is, however, unclear, what the performance of the metrics was. Also, provide similar disclosure in regards to performance unit awards, the payout of which is calculated based on BVA.)
          As noted in our response letter to the SEC dated October 17, 2008, we discussed in detail on page 16 of the filing, the financial metrics of BVA and EPS. On page 18 of the filing, we further discussed that in 2007, the weighting of BVA and EPS within our Annual Incentive Plan for Senior Executives was 80% collectively, while the weighting of the non-financial metrics of health and safety and individual performance was 20%. We believe that disclosure of internal Company targets for the financial metrics of BVA and EPS, as well as internal Company targets for the non-financial metrics of individual performance, would result in competitive harm to the Company.

Mr. H. Roger Schwall
November 24, 2008

          Disclosure of BVA targets would require us to disclose additional financial and other information used to calculate the non-GAAP measure of BVA, including the cost of capital used in the BVA calculation. Such information would provide our competitors with insight into our management’s internal planning process. Our BVA target is a uniquely proprietary tool developed by the Company for strategic planning that the Company believes its disclosure in the proxy statement would be competitively harmful to the Company.
          For example, we use risk adjusted cost of capital factors in our BVA calculation, which we use internally to evaluate proposed capital expenditures. Many of those capital expenditures involve bidding or competing for resources or opportunities against our competitors. If our competitors have access to our cost of capital factors, the Company will be disadvantaged in bidding on resources and opportunities for growth and capital expenditures.
          The Company also believes that disclosure of EPS targets would provide our competitors with useful insight into our management’s assessment of highly competitive and volatile markets. We give guidance on financial projections that we believe are meaningful for our investors and appropriately update such guidance as required. Such projections do not include EPS. For purposes of our compensation payouts, as disclosed on page 16 of the filing we may exclude certain items from GAAP EPS.
          Disclosure of individual performance goals, likewise, would cause competitive harm to the Company. As discussed on page 20 of the filing, individual goals for each NEO are set by the NEO’s direct supervisor. These individual goals relate directly to specific strategies we use to distinguish ourselves in the marketplace among our competitors. Disclosure of these individual goals would thus provide our competitors with information concerning our management’s planned strategies. For example, an NEO may have an individual performance goal related to the development of business with a specific customer or geographic area. Disclosure of the identified customer or geography would highlight our planned strategy to our competitors and place the Company at a competitive disadvantage. These individual performance measures account for only 15% of the weighting for the Annual Incentive Plan payment to the NEO.
          The health, safety and environmental metric referred to in the plan as Total Recordable Incident Rate (“TRIR”) accounts for 5% of the Annual Incentive Plan payment to Named Executive Officers (“NEOs”).  Half of the performance is based on the Company TRIR where the target rate in 2007 was 0.80 and the actual TRIR was 0.79.  Half of the performance was based on the corporate TRIR where the 2007 target rate was 0 and the actual performance was 0.38.  However, if the actual corporate TRIR is less than the Company TRIR the entire health, safety and environmental performance is based on the Company performance as it was in 2007.  The Company will disclose target and actual performance with respect to health, safety and environmental goals in future proxy filings.
          The Company respectfully believes it has appropriately responded to the Staff’s comments contained in the Staff’s letter dated November 7, 2008. Please do not hesitate to call Sandy

Mr. H. Roger Schwall
November 24, 2008

Alford, Corporate Secretary of the Company, at (713) 439-8673 with any questions or if we may provide the Staff with any additional information. We are pleased to visit with the Staff to clarify any responses to the Staff’s comments. Thank you for your assistance.
Sincerely yours,
/s/ Peter A. Ragauss
Peter A. Ragauss
Senior Vice President &
Chief Financial Officer
cc: Sandra E. Alford (Baker Hughes Incorporated)